SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Hemagen Diagnostics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

423501 105

(CUSIP Number)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2002

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)
CUSIP No. 423501 105                                           Page 2 of 8 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Ruyan
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------- ------- --------------------------------------------------
                       7      SOLE VOTING POWER

                              -0-
  NUMBER OF           ------- --------------------------------------------------
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    1,799,343
    EACH              ------- --------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                              495,851
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,303,492
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,799,343
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.15%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                                           Page 3 of 8 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas A. Donelan
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------- ------- --------------------------------------------------
                       7      SOLE VOTING POWER

                              -0-
  NUMBER OF           ------- --------------------------------------------------
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    1,799,343
    EACH              ------- --------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                              60,395
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,738,948
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,799,343
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.15%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                                           Page 4 of 8 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher P. Hendy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------- ------- --------------------------------------------------
                       7      SOLE VOTING POWER

                              -0-
  NUMBER OF           ------- --------------------------------------------------
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    1,799,343
    EACH              ------- --------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                              70,365
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,728,978
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,799,343
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.15%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                                           Page 5 of 8 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Redwood Holdings, Inc.
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------- ------- --------------------------------------------------
                       7      SOLE VOTING POWER

                              -0-
  NUMBER OF           ------- --------------------------------------------------
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    1,799,343
    EACH              ------- --------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                              1,172,732
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              626,611
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,799,343
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.15%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Schedule 13D Amendment No. 3 is filed to amend the following Items:

Item 1.    Security and Issuer.

         This Schedule 13D relates to the Common Stock of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen's principal executive offices are located at 9033 Red Branch Road, Columbia, Maryland 21045.

Item 2.    Identity and Background.

        This Amendment No. 3 is filed to reflect the cessation of the understanding among the filing parties and William P. Hales with respect to the voting of Common Stock of Hemagen. As a result, Mr. Hales is no longer included in this group Schedule 13D.

Item 5.    Interest in Securities of the Issuer

  Jerry L. Ruyan

          (a)(b)   See page 2, nos. 8, 11 & 13 which consists of 697,236 shares of Common Stock, options to purchase 977,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock. No. 9 consists of 394,751 shares of Common Stock and options to purchase 101,100 shares of Common Stock. No. 10 consists of 302,485 shares of Common Stock, options to purchase 876,007 shares of Common Stock and notes convertible into 125,000 shares of Common Stock.

           (c)    None.

          (d)   None.

          (e)   Not Applicable.

  Thomas A. Donelan

          (a)(b)    See page 3, nos. 8, 11 & 13 which consists of 697,236 shares of Common Stock, options to purchase 977,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock. No. 9 consists of 60,395 shares of Common Stock. No. 10 consists of 636,841 shares of Common Stock, options to purchase 977,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock.

          (c)     On May 1, 2002, Mr. Donelan sold in the open market 99,800 shares of Common Stock at a price of $.7541 per share.

          (d)     None.

          (e)     Not Applicable.

  Christopher P. Hendy

           (a)(b)    See page 4, nos. 8, 11 & 13 which consists of 697,236 shares of Common Stock, options to purchase 977,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock. No. 9 consists of 60,365 shares of Common Stock and options to purchase 10,000 shares of Common Stock. No. 10 consists of 636,871 shares of Common Stock, options to purchase 967,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock.

          (c)    On May 1, 2002, Mr. Hendy sold in the open market 99,800 shares at a price of $.7541 per share.

           (d)    None.

          (e)     Not Applicable.

  Redwood Holdings, Inc.

          (a)(b)    See page 5, nos. 8, 11 & 13 which consists of 697,236 shares of Common Stock, options to purchase 977,107 shares of Common Stock and notes convertible into 125,000 shares of Common Stock. No. 9 consists of 181,725 shares of Common Stock, options to purchase 866,007 shares of Common Stock and notes convertible into 125,000 shares of Common Stock. No. 10 consists of 515,511 shares of Common Stock and options to purchase 111,100 shares of Common Stock.

          (c)     On April 30, 2002, Redwood sold 30,000 Common Stock Purchase Warrants expiring April 30, 2002 in the open market at $.02 per Warrant.7541 per share.

          (d)    None.

          (e)     Not Applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Redwood Holdings, Inc. and Messrs. Ruyan, Donelan and Hendy have agreed to vote their shares and act in concert with respect to their objectives as to Hemagen.

Item 7.    Material to be filed as Exhibits.

         1.    Powers of Attorney - previously filed.

        2.    Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934 - previously filed.

Dated: May 23, 2002

* Jerry L. Ruyan * Thomas A. Donelan * Christopher P. Hendy REDWOOD HOLDINGS, INC. By:* Thomas A. Donelan President By:*/s/Gary P. Kreider Gary P. Kreider Attorney-in-Fact